Athena Bitcoin Global

800 NW 7th Avenue,

Miami, Florida 33136

November 13, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Marc Thomas, Staff Accountant (202) 551-3452
Robert Klein, Staff Accountant (202) 551-3847
David Lin, Staff Attorney (202) 551-3552
J. Nolan McWilliams at (202) 551-3217

Re:	Athena Bitcoin Global
Registration Statement on Form S-1 Filed February 10, 2022
Amendment No. 1 to Registration Statement on Form S-1 Filed March 17, 2022
Amendment No. 2 to Registration Statement on Form S-1 Filed May 16, 2022
Amendment No. 3 to Registration Statement on Form S-1 Filed June 24, 2022
File No. 333-262629

Dear Mr. Lin:

Athena Bitcoin Global (the “Company”) confirms receipt of the letter dated August 17, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings. We are responding to the Staff’s comments in this letter and are contemporaneously filing Amendment No. 4 to Registration Statement on Form S-1 (the “Amendment”). The Staff’s comments are set forth below, followed by the Company’s response:

Amendment No. 3 to Registration Statement on Form S-1

General

1.	We note that beginning on page 40 the Company includes accounting analyses that we requested for the purpose of facilitating our evaluation of the Company’s disclosure and not for the purpose of inclusion in your filing. See for example June 24, 2022 response 10 and May 16, 2022 response 8. We note that those analyses may not be suited to exposition in the Form S-1 in the manner undertaken. For example, one or more of those discussions appears to be incomplete in its analysis and in its articulation of the rights and obligations of the parties to the transactions to which the discussions apply. We also note that some of the discussions use accounting terms incorrectly (e.g., performance obligation) and its placement in MD&A appears to lack the appropriate context necessary to understand the discussion. Please consider making substantial revision to your Form S-1 to include appropriate, fulsome disclosure in an appropriate context. For example, the business section should include for each material type of transaction, product, or service offering, including those identified in Note 3 on pages F-18 and F-50, disclosure of the material terms of those transactions, products and service offerings; the financial statements should include a description of the material rights and obligations of the contracts and your accounting policies for each of them, as distinguished from the analyses you created to support them; and MD&A should identify the critical accounting estimates that underlie the accounting for those transactions and discuss why each critical accounting estimate is subject to uncertainty, how much each estimate and/or assumption has changed over the relevant period, and sensitivity analysis of the reported amount to the methods, assumptions and estimates underlying its calculation.

United States Securities and Exchange Commission

November 13, 2023

RESPONSE:

In response to Staff’s comments, we have amended our disclosure in the Amendment. Examples of the changes made include the following:

•	The MD&A disclosures related to revenue recognition policies have been simplified. Information regarding the application of ASC 606 to our revenue sources has been added to the “Critical Accounting Policies and Estimates” section of the MD&A as well as both financial statements. The other disclosures relating to the application of ASC 606 have been removed. This will allow users to have appropriate context in regard to our revenue recognition policies.

•	The MD&A Critical Accounting Policies and Estimates revenue recognition section has been broken up into four sections.

Recurring Revenue

o	ATM Bitcoin Sales
o	Athena Plus (OTC) sales
o	White-Label Service

Ancillary Revenue

o	Development of the Chivo Ecosystem

Each section includes appropriate language related to ASC 606 application, including the revenue recognition process, identification of the customer, duration of the contract, promises goods or services, performance obligations, nature of the consideration, material right consideration, transaction price and when control is transferred.

•	We do not believe that there are significant estimates, outside of the identification of performance obligations, involved in our revenue streams given the nature of our revenue contracts and transaction fees.

•	The audited consolidated financial statements and unaudited condensed financial statements have more in-depth disclosures regarding the application of ASC 606 to the revenue streams, including the revenue recognition process, identification of the customer, duration of the contract, promises goods or services, performance obligations, nature of the consideration, material right consideration, transaction price and when control is transferred.

•	The Business Section has been updated to discuss revenue for the material streams in a more fulsome manner.

•	We have included more disclosure regarding estimates. There are no areas that require a sensitivity analysis given the nature of our critical estimates.

2.	As a follow-up to the preceding comment and in order to facilitate our evaluation of your last response and your accounting policies, please revise your financial statement revenue recognition accounting policy note to clearly address the following points for each revenue stream identified in the disaggregated revenue disclosure in Note 3 on page F-18 and in Note 3 on page F-50 and for each material product and service offering:

a	who is your customer (or customers) as that term is used in ASC 606;
b	what is the duration of the ASC 606 accounting contract and why;

United States Securities and Exchange Commission

November 13, 2023

c	what are the promised goods or services;
d	what are the Company’s performance obligations;
e	what is the consideration specified in the contract (including whether the consideration is fixed or variable, and if variable, whether it is constrained);
f	what is the ASC 606 transaction price; and
g	when control of the promised good or service transfers to the customers and how revenue is recognized (e.g., at a point in time or over time).

RESPONSE:

We have included discussion for the items identified above for each revenue stream in the audited consolidated financial statements and the unaudited condensed financial statements (pages F-1 through F-____ of the Amendment).

Risk Factors

Our failure to safeguard and manage our crypto assets..., page 19

3.	We note your disclosure that as of March 31, 2022 you were responsible for safeguarding $286 thousand in crypto assets, all in the form of Bitcoin, for users of your discontinued BitQuick platform. Please revise your disclosure to clarify what you mean by “safeguarding” and to discuss in greater detail your practices for safeguarding these crypto assets. In this regard, please revise your disclosure to clarify whether you are custodying Bitcoin for these users and if you are safeguarding keys for users, as discussed in your response to comment 10. If so, please revise to explain your custodying practices and how you safeguard the keys.

RESPONSE:

In response to the Staff's comments, please note that the Company does not act as a custodian for any crypto assets.

For Bitcoin ATM Sales and Athena Plus, we hold title to the private key until the transaction is complete. At that point, the customer obtains the crypto asset through the crypto asset's blockchain.

For the white-label service, the wallet and crypto assets that are connected to the ATM is the property of the government of El Salvador.

Please also note that Bitquick is currently an immaterial revenue stream which was discontinued in 2021. We believe that the liability and revenue for Bitquick is immaterial. We have removed references to Bitquick in the Amendment.

4.	We note your response to comment 15 in which you disclose that you assume the risk of loss for funds used in the operation of the Chivo branded ATMs while those funds are in transit and that you do not believe that you are safeguarding in relation to your activities for the government of El Salvador. Please revise your disclosure to identify the specific funds that you assume the risk of loss for while those funds are in transit, provide greater details regarding your role and responsibilities, including what you mean by “in transit,” and tell us how you have determined that you are not custodying those assets. Please also revise your disclosure to identify the cash logistics companies that you have contracted with and explain their role(s) in greater detail.

United States Securities and Exchange Commission

November 13, 2023

RESPONSE:

In response to the Staff’s comments, please note that the Company is responsible for loading and unloading cash from the ATMs. One of the contractual requirements governing the white-label service is that any cash logistics company utilized to perform this service must be insured.

The Company utilizes a third-party licensed and insured cash logistics company to securely transfer these funds, complying with the contractual requirements. Any losses of cash in-transit will be compensated by the cash logistics insurance company. However, as noted in the contracts, the Company has risk of loss until the cash is in an account controlled by the government of El Salvador.

The Company meets the definition of a custodian given the legal risk of loss remains with the Company in the contracts that govern the relationship between the Company and the government of El Salvador. Therefore, we will adjust our financials by recording cash and an offsetting liability for cash in-transit. We will also identify the cash logistics companies utilized by the Company.

Please note that there are circumstances where the Company is responsible for crypto assets in transit, per the terms of the applicable service agreement. However, given the inherent nature of crypto assets, this is governed by the respective crypto asset’s blockchain. Blockchains typically transmit crypto assets in less than an hour, resulting in no material balances being in-transit as of each reporting date. The Company is not liable for sending the incorrect amount or using the wrong address. The El Salvadoran government is liable for any incorrect amounts sent and the users of the ATM are responsible if they transmit the crypto assets to the wrong crypto address.

Management's Discussion and Analysis of Financial Condition and Results of Operations Revenue Recognition for the Sale of IP to Government of El Salvador, page 40

5.	We continue to evaluate response 6 and your accounting for the sale or license of IP to the government of El Salvador. We note that the disclosure on page 6 of your filing identifies what appear to be a number of promises that you appear to have made in your contract with the government of El Salvador, including, but not limited to those listed below, however the material terms of this contract are not disclosed in your financial statement footnotes discussing the contract (see pages F-19 and F-51) and your accounting for this contract is not clearly evident from your revenue recognition accounting policy in Note 3 to your interim and annual financial statements. For example, it remains unclear whether this is an all-inclusive list of the promised goods and services you agreed to provide; what some of the descriptions below mean, (e.g. “subsequent improvements”); what constitutes the ASC 606 contract (e.g., whether legal contracts are required to be combined for purpose of the determining the ASC 606 accounting contract); what the ASC 606 performance obligations are and why; what the ASC 606 transaction price is and how you allocated it to the performance obligations; and the pattern of recognition for each performance obligation. Please revise your financial statement footnotes to disclose the promised goods and services in this contract and your accounting for the contract. Please provide us your accounting analysis.

a	installing and operating ATMs;
b	installing POS terminals;
c	maintaining the existing software infrastructure supporting the operation of the ATMs;
d	hardware maintenance of the ATMs;
e	cash logistics;
f	customer support;
g	develop and maintain a Bitcoin platform (Chivo Ecosystem) to support the Chivo digital wallet;
h	provide the software for the Chivo digital wallet, comprising both the software that runs on mobile smartphones and the software that runs on servers, with the functionality described on page 6;
i	deliver “subsequent improvements;”
j	assist the government’s secondary provider; and
k	“[p]arts of the contract related to data retention security, analysis and reporting remain in effect as of the time of this prospectus.”

United States Securities and Exchange Commission

November 13, 2023

RESPONSE:

In response to Staffs comments, please note that the contracts that the Company has entered into with the government of El Salvador represent obligations for multiple revenue sources. These revenue sources have separate promises, as defined in the contracts and are related to separate performance obligations. The discussion in the MD&A and Financial Statements have been updated to reflect the promises, how we determined performance obligations and the other aspects of ASC 606 that you refer to in your comment above. For clarity, please also note that the specific obligations that you list above fall into the following revenue sources:

White Label Service:

a.	installing and operating ATMs;
c.	maintaining the existing software infrastructure supporting the operation of the ATMs;
d.	hardware maintenance of the ATMs;
e.	cash logistics;
f.	customer support;

Development of Chivo Ecosystem:

g.	develop and maintain a Bitcoin platform (Chivo Ecosystem) to support the Chivo digital wallet;
h.	provide the software for the Chivo digital wallet, comprising both the software that runs on mobile smartphones and the software that runs on servers, with the functionality described on page 6;

Chivo Software Maintenance Contract:

i.	deliver “subsequent improvements;” (Since there is no definition for such term in the contract, it is understood by the parties to provide improvements if necessary, to ensure that the ecosystem is operating 24/7)
j.	assist the government’s secondary provider; and

Ancillary (immaterial for purposes of disclosure):

b.	installing POS terminals (approximately .5% of 2021 revenue, which the Company believes is immaterial)

Administrative Tasks (not a promise):

k.	parts of the contract related to data retention security, analysis and reporting remain in effect as of the time of this prospectus

6.	We note the payment terms as outlined in the MSA, for services performed for the government of El Salvador. In addition to the above comment, tell us how you established and evaluated collectability for each performance obligation in the MSA at the onset of the contract and then subsequently for incremental services performance after December 15, 2021, considering the lack of timely payment received and the government's decision to discontinue using the Company's software on December 15, 2021.

United States Securities and Exchange Commission

November 13, 2023

RESPONSE:

In response to Staffs comments, please note that the Company has multiple revenue streams related to the government of El Salvador. This includes operating ATMs on their behalf (white-label), the development of the Chivo Ecosystem, software maintenance of the Chivo ecosystem and sale of POS terminals (immaterial). There was no concern regarding collectability for any of these revenue streams as of the contract date and as of December 31, 2021. El Salvador is a governmental entity with whom we had no concerns regarding its ability to pay the consideration owed.

Each of the revenue sources had separate pricing (as defined in the contract), were in one or multiple contracts and were segregated in the contracts to clearly define the rights and obligations for each revenue source/performance obligation.

The decision to discontinue use of the Chivo platform by the El Salvadoran government in December 2021 did not have any impact on collectability as of December 31, 2021. For the development of the Chivo Ecosystem, the Company received $3.5M of the 4.0M owed prior to December 31, 2021. Lack of revenue recognition for the $3.5M was not due to concerns around collectability but rather due to contingencies related to the sale of the license of intellectual property that served as the foundation of the Chivo Ecosystem.

The contract for Software Maintenance of Chivo was terminated on December 31, 2021 as a result of the government of El Salvador discontinuing the use of the platform. However, the Company received the funds in accordance with the contract for this service.

The Company’s contract for White-Label services is still active and we have been receiving payments earned pursuant to the contracts that govern white-label services.

The Company entered into a settlement agreement in 2022, which terminated all prior contracts, with only white-label service contracts still active as of the settlement date. The settlement agreement resulted in full payment of all amounts due from the government of El Salvador to the Company.

7.	As a follow-up to response 6, please revise your disclosure to clarify the relationship between your material rights and obligations under your contract with the government of El Salvador and the XPay negotiation. If your contract with the government of El Salvador obligates you to transfer to the government of El Salvador assets acquired from XPay if and when that acquisition is completed, tell us how the contract describes that obligation and to what extent it is limited to your XPay negotiation. Similarly, please reconcile for us the statement on page 40 that the Company has satisfied its obligations to the government of El Salvador and the related statement that the accounting for such contract is pending the closing of the XPay acquisition.

RESPONSE:

In response to Staffs comments, please note that the Company did not include disclosures around discussions with Xpay in the contract with the El Salvadoran government. We initiated the contract after entering into the LOI with Xpay and reached a preliminary understanding with Xpay related to the contract with the government of El Salvador. However, the LOI is not legally binding and even though we discussed in good faith with Xpay to allow us to enter into the contract with the government of El Salvador regardless of the outcome of negotiations, we believe that this meets the definition of a contingency under ASC 606. This contingency provides a restriction on our ability to provide our required obligations in the contract. Therefore, it does not meet the required criteria noted in 606-10-25-1(a), which is required for it to be a revenue contract under ASC 606.

In December 2022, the Company legally obtained the rights to use the intellectual property that served as the foundation of the Chivo Ecosystem. This lifted the contingency. Given that the performance obligations were met in fiscal year 2021, with the contingency being lifted in 2022, the Company was able to recognize the revenue in 2022.

United States Securities and Exchange Commission

November 13, 2023

8.	As a follow-up to response 6, please reconcile for us your assertion on page 40 that you have granted to the government of El Salvador a right of access, but you will recognize revenue from that contract at a point in time.

RESPONSE:

In response to Staffs comments, we have removed the table in question and modified the conclusion in the MD&A section. The Company provides the license of intellectual property to the customer, however the license is not distinct in the context of the contract. It is a part of a bundle/combined output. The Company bundled the license of IP with its work to develop the Chivo Ecosystem, which acts as the customer’s Digital Bitcoin Platform. The customer would be unable to benefit from the Chivo Ecosystem without obtaining the license. Given that this is a bundle that is combined into a single performance obligation (Development of the Chivo Ecosystem), the Company is not required to determine the nature of the license.

9.	Please also tell us what you mean in response 6 when you say “in consideration for our previous payments of $1,595,000 in the aggregate to the owners of XPay (see Note 15 on page F-29 of our financial statements) we had and continue to have the legal right to transfer the ownership of such intellectual property to the government of El Salvador.” For example, describe which intellectual property you are referring to, whether you are asserting that you acquired an asset from XPay owners for $1.6 million and, if so, explain what is the nature of the asset.

RESPONSE:

In response to Staffs comments, we assert that we acquired the right to the software license in fiscal year 2022 for a total price of $1,595,000. This acquisition provided us with the right to provide the right to use the license to the government of El Salvador as part of the Development of the Chivo Ecosystem in 2022. This was capitalized as part of Software Development on the consolidated balance sheet.

10.	We note the discussion on page 88 about the letter of intent related to the XPay transaction. More clearly articulate in your disclosure the status of these negotiations, why the terms are nonbinding, the range of possible outcomes, what you are acquiring (e.g., in at least one place your disclosure says the transaction is the acquisition of XPay), whether you have issued common shares, whether you have received management services, and the relationship of this transaction to your contract to sell IP to the government of El Salvador.

RESPONSE:

In response to Staffs comments, please note that the license was acquired in 2022. We have not issued common shares and only obtained the assets identified in the asset acquisition agreement, which is predominantly the intellectual property used to develop the Chivo ecosystem. This includes Xpay wallet and Xpay POS software. We have amended our disclosure accordingly (please see page___ of the Amendment).

11.	For the XPay transaction, tell us the analysis you did to conclude that Rule 3-05 financial statements and Article 11 pro forma financial information are not required. Update your disclosure in Note 15 on page F-29 and Note 15 on page F-60 to clarify the accounting elements of the transaction. Tell us how you determined those accounting elements (e.g., asset acquisition , business combination, executory contract for services that will result in compensation expense, etc.).

RESPONSE:

In response to Staffs comments, please note that we acquired the right to use the license but ultimately did not compete the asset acquisition and there was no definitive agreement signed between the parties. We terminated the LOI in December 2022.

United States Securities and Exchange Commission

November 13, 2023

Rule 3-05 requires “a registrant to provide separate audited annual and unaudited interim pre-acquisition financial statements of a significant business that it acquired or will acquire”

Since we did not close the acquisition transaction and have not executed a definitive acquisition asset agreement, this does not meet the definition of a significant business.

Article 11 pro forma financial information requires pro-forma statements for material activity that meets one of the items below.

•	Significant Business Combination
•	Disposition of a Significant Portion of a Business
•	Acquisition of One or More Real Estate Operations
•	Roll-Up Transaction [S-K 914]
•	Registrant Previously was Part of Another Entity

This activity does not meet any of the definitions noted above.

Revenue Recognition for the Sale of Digital Assets:

Sale of Digital Assets via ATMs, page 46

12.	We note on page 46 your disclosure, “The transfer of ownership and control over Digital Assets is done using the protocol of the Blockchain Network and happens at the precise moment in time when a blockchain transaction transferring that ownership and control is broadcast on the peer-to-peer network between nodes.” Please revise your accounting policy note in your interim and annual financial statements to clarify if this is the point in time when you recognize revenue from sales of digital assets via Athena ATMs and via phone, which you describe as over-the-counter revenue.

RESPONSE:

In response to Staffs comments, we have updated the disclosure in the financials in the MD&A to make it clear that such disclosure reflects point in time revenue recognition (when the asset is transferred into the customer’s crypto wallet).

Sale of Digital Assets via Phone, page 47

13.	In regard to the sale of digital assets via phone, we note the disclosure under “Accounting” on page 48 stating that the order of Step 1 and Step 2 could be reversed but that such reversal would not impact the accounting treatment. In situations where step 2 occurs first, please clarify if the Company records a liability in the amount of the funds received until the transaction and transfer occurs and clarify the nature of the liability, if so. In addition, tell us how you account for any changes in digital asset pricing during the transactional process from the time the customer order is confirmed, funds are received and subsequent use of the proceeds by the Company to purchase the digital assets.

United States Securities and Exchange Commission

November 13, 2023

RESPONSE:

In response to Staffs comments, please note that the Company records the liability for funds received until the transaction completes under a “Funds owed to customers” account which is consolidated under the “Accounts Payable and Accrued Expenses” account. This is disclosed in the financial statements.

The balance in this account is generally small as transactions are completed within minutes to hours.

The Company maintains crypto assets in an asset account, with the crypto assets being impaired if the market value is below cost. The crypto asset at cost (less any impairments) is removed when the transfer is complete and is considered part of cost of sales. The revenue recognized is equal to the amount of cash received from the user. Any changes in the pricing of the digital asset may result in the Company having to provide more or less of the crypto asset to fulfill the order. This would result in changes in fair value, if any, flowing through the cost of sales line item in the income statement.

Sale of Crypto Asset via White Labeled ATMs, page 49

14.	As it relates to the Company’s ASC 606 evaluation, please address the following:

a	the Company has identified performance obligations (a) through (f), however, the information included in (a) through (c) do not actually represent any obligation of the Company. Similar disclosure is subsequently made on page 51 referring to the completion of performance obligations (b) and (f);
b	the Company’s citation of ASC 606-10-32-32 in the allocation of the transaction price appears to be inconsistent with the subsequent conclusion to rely upon the stated amounts. Clarify for us how the Company determined the ASC 606 transaction price;
c	in regard to disclosure throughout the filing that white-label services also includes revenue generated from POS terminals and licensing of software, revise the financial statements notes to disclose the rights and obligations of the arrangements for each POS terminals and licensing of software along with your revenue recognition policy. For your licensing of software, clarify exactly what is being licensed and the nature of the arrangement;
d	as it relates to the arrangement with the government of El Salvador for use of the white-label ATMs, clarify what you mean when you disclose that the “Company must install White-Labeled ATMs at the locations determined by the Service Client.” For example, tell us whose ATMs you are installing and whether you are selling or leasing the ATMs to the government of El Salvador. Provide us with your supporting accounting analysis of whether the arrangement represents a lease in the scope of ASC 842;
e	your disclosure in step 5 discusses revenue sources related to “Athena ATMs,” clarify how these revenue sources relate to your white-label services; and
f	in regard to your disclosure that fees recognized through revenue for the white-label services are recognized over time, clarify specifically which fees this disclosure relates to and why. If any white-label fees are recognized at a point in time, then revise to clarify.

United States Securities and Exchange Commission

November 13, 2023

RESPONSE:

In response to Staffs comments, we have removed these schedules and provided information related the application of ASC 606 in the Critical Accounting Policies and Estimates section of the MD&A. This should make the facts around each revenue streams, our performance obligations, the nature of the transaction price and how revenue is being recognized. Our responses to the above comments are as follows.

a)	The Company has multiple promises, which include the installation of the ATMs, the sale of POS terminals (immaterial) and then multiple promises for operating ATMs on behalf of the customer. The promises that allow for the machines to operate (e.g., provide customer with ATM machines, cash logistics, repairs and maintenance) is a continuous service performance obligation that meets the definition of a series under ASC 606. The installation costs are considered a separate performance obligation primarily due to the ability of other vendors to perform this task.

b)	The customer can terminate the contract with 30-day notice and can reduce the number of ATMs without penalty. This results in a revenue contract for each ATM and for each month. The transaction price is evaluated each month for each revenue contract. There is only one performance obligation for white label services.

For the ATM operating contracts, this is generally the fixed monthly fee. However, for installation, the El Salvador ATMs have a fixed fee of $300k whereas the US based ATMs have a fixed fee of $0. The Company, utilizing an adjusted market assessment approach, estimated the appropriate standalone sales price of both performance obligations. This estimate is $300k and $84k for installation for the El Salvador and US based ATMs, respectively. The standalone sales price for the ATM Monthly Operating Service matches the contractual pricing.

The remaining consideration is variable in nature, which consists of a .5% transaction fee for US based ATMs and then reimbursement of costs (plus a margin) for certain activities necessary to fulfill our operating responsibilities.

c)	The licensing of the software is separate from the white-label service. This is part of the development of the Chivo Ecosystem, which utilizes the Xpay wallet software and builds on it to develop El Salvador’s Digital Bitcoin platform. We have included this was part of the Chivo Ecosystem Development revenue source (ancillary).

The sale of the POS terminals is separate from the white-label services. We sold POS terminals to El Salvador. This is an immaterial transaction, it is non-recurring and a part of a separate service addendum, and there are no on-going service contracts related to it (unlike the ATMs which we operate for the government of El Salvador).

White-label services are specific to the ATMs that we operate for the government of El Salvador.

d)	These machines are the property of the Company. The Company provides these ATMs as part of our performance obligation to operate the ATMs for the customer. Providing these machines are not distinct in the context of the contract and is included in the performance obligation to operate the ATMs on behalf of the customer.

The Company, due to the timing and pattern of transfer and the fact evaluated the lease component to be an operating lease, elected ASC 842-10-15-42A and adhered to ASC 842-10-15-42B. The Company evaluated the lease and nonlease components to determine if the predominant obligation is the leasing of the ATM to the customer or operating the ATMs on behalf of the customer. We have concluded that the predominant value to the customer is operating the ATMs on behalf of the customer, as this is a significant service that we provide to the customer. Therefore, the Company will account for the white-label service entirely under ASC 606.

United States Securities and Exchange Commission

November 13, 2023

e)	Athena Bitcoin ATMs have no connection to the White-Label services.

f)	White-Label Services are considered a continuous service performance obligation. The transaction price consists of a monthly fee, which is recognized over time as well as variable consideration. Variable consideration includes .5% of each transaction for the El Salvador ATMs located in the US as well as reimbursement of costs plus margin for Athena for certain activities, such as loading and unloading cash. This activity is not considered to require a separate purchase order. These are costs required to fulfill the continuous service performance obligation to ensure that the machines are operating and approval is perfunctory.

15.	In order to help us continue to evaluate your response to comment 9 and your assertion that you are an agent in the sale of crypto assets through white-label ATMs and POS Terminals, please provide clarity on the points below and consider the need for revised disclosure.

a	identify for us who the Company considers to be their customer, or customers under ASC 606;
b	tell us what the nature of your promise is. Your statements on page 49 that the “Company must operate the White-Labeled ATMs including keeping them stocked, online, and ready to function” and the “Company must deliver a Digital Asset to the address specified by the ATM user immediately after the funds are inserted” appear to suggest that the Company controls the crypto asset prior to transfer to the customer;
c	in regard to the Company’s obligations to maintain stocking of the ATMs, and the obligation to purchase and replenish digital assets used in this transaction, explain to us what this means and how this impacted your assessment of control of these digital assets;
d	in regard to the Company’s identified obligation to deliver the digital asset to the address specified by the ATM user, provide us with your assessment of control regarding the delivery of the identified digital asset. Refer to ASC 606-10-55-36A(b), 37A and 39(a);
e	in regard to the Company's obligation to purchase Digital Assets to replenish the ATMs at its discretion, clarify whether this is a contractual obligation or if it is purely at the Company’s discretion;
f	as it relates to the Company’s discretion to purchase and replenish the digital assets at a certain price and assumption of price risk, tell us how you considered this in your assessment of ASC 606-10-55-39(c);
g	regarding the Company’s disclosures on page 73 and F-33 that the Company assumes risk of loss for funds used in the operation of the Chivo branded ATMs while those funds are in transit as well as the assumption of price risk discussed in the bullet point above, tell us how you considered this in your assessment of ASC 606-10-55-39(b);
h	tell us where the crypto assets sold through white-label ATMs and POS terminals are held, who controls them, and how they exercise that control;
i	quantify the amount of digital assets purchased to replenish the ATMs and identify the sources of liquidity for these purchases during the periods presented; and
j	reconcile the statement on page 6 that “currently, there are no on-going obligations with respect to the POS terminals” with the statement on page 39 that you operate POS terminals on behalf of certain customers.

RESPONSE:

In response to Staffs comments, we have removed these schedules and provided information related the application of ASC 606 in the Critical Accounting Policies and Estimates section of the MD&A. This change makes our performance obligations, the nature of the transaction price and how it is being recognized clearer for each of our revenue streams. Our responses to the above specific Staff’s comments are as follows:

a.	We have adjusted our evaluation of the White-label revenue stream and believe that we are the principal in this arrangement. The primary performance obligation is a continuous service obligation to operate the machines so that they are available for customers to use. The customer is the El Salvador government and we are not responsible for the transaction between El Salvador and the end customer except for ensuring that the machine is operating in a way that permits the transaction to occur.

We utilize third-parties occasionally to help us perform this obligation, such as cash logistics and repairs and maintenance. These third-parties are engaged with the Company and we are responsible for the performance of their tasks. As such, the Company controls each service provided prior to delivery to the end customer and therefore is a principal in this arrangement.

United States Securities and Exchange Commission

November 13, 2023

b.	The sentence “Company must operate the White-Labeled ATMs including keeping them stocked, online, and ready to function” is accurate in the context of cash.

The Company is required to stock the machines with sufficient cash. The Company utilizes a cash logistics company to assist with this.

The Company does not control the crypto asset prior to the transaction, as this crypto asset is the property of the El Salvadoran government. It is the responsibility of the El Salvadoran government to replenish the ATMs with sufficient crypto assets. Therefore, this disclosure will be adjusted to be specific to our responsibilities related to keeping them stocked with cash.

c.	The Company is responsible for ensuring that there is sufficient supply of cash for the machines. The Company is not responsible for transferring crypto assets. This is the responsibility of the customer.

d.	The Company does not control or have title to the crypto asset that is the wallet connected to the El Salvador Chivo ATM.

e.	This is not an obligation of the Company. The customer is responsible for maintaining the crypto wallet that is connected to the ATM and for funding it, as necessary.

f.	The Company does not have price risk related to the acquisition of the crypto assets. The crypto assets remain the property of the El Salvador government.

As discussed above, ASC 606-10-55-39(c) is not relevant for the crypto assets. The customer is the El Salvador government, not the users of the ATMs.

g.	The Company technically has risk when the customer transfers the crypto assets to the wallet connected to the ATM. However, this is not a significant risk, as this is governed by the blockchain and the transaction is completed quickly. We have sufficient security protocols in place to prevent any errors in this process.

If the customer were to remit the crypto assets to the wrong address, we are not responsible for any losses as a result of this.

h.	The wallet connected to the white-label ATMs and POS terminals are not physically part of the machine but rather a cloud-based wallet. Control of the wallet and title of the crypto assets inside of the wallet are with the El Salvadoran government (the customer).

i.	We do not believe that this is a pertinent request given the answers above

j.	We operate ATMs for customers, we do not operate POS terminals.

United States Securities and Exchange Commission

November 13, 2023

Facilitation of Sale of Digital Assets via BitQuick, page 52

16.	In order to continue to help us evaluate your response to comment 10 and your assertion that you are an agent in the sale of crypto assets through the BitQuick Service, please address the following:

a	identify for us who the Company considers to be the customer, or customers, as that term is used in ASC 606;
b	clarify to which party each of the performance obligations are provided;
c	provide us with your assessment of control regarding the delivery of the specified digital asset between the buyer and seller. Refer to ASC 606-10-55-36A(b), 37A and 39(a);
d	your response indicates that the Company had 1 of 3 cryptographic keys and that the use of the Company’s cryptographic key was to transfer ownership and control of the crypto asset from a seller to a buyer, explain why you do not believe that this represents control of the specified good that is transferred to the customer. Refer to ASC 606-10-55-37;
e	noting your response and disclosures that the Company recognizes an asset for “crypto assets held” on the balance sheet representing the market value of the Bitcoin held for delivery to the buyers on the BitQuick platform, explain how this disclosure is consistent with the conclusion that the Company does not control the digital asset and then transfers or delivers it to the customer; and
f	explain if the Company has any risk of loss associated with or during the transfer of the digital asset to the buyer;
g	tell us whether the Company ever used its own crypto assets to settle transactions;
h	clarify for us what you mean when you state the Company receives a fee for “facilitating” the transaction between the Bitcoin Buyer and the Bitcoin Seller;
i	clarify for us how your website “connects buyers with sellers and [provides] a communication tool for buyer and seller to interact” without you controlling the crypto asset being sold to purchaser; and
j	reconcile for us what appear to be contradictory statements. For example, response 11 refers to previous disclosure that Bitcoin was “in possession of the Company pending delivery to BitQuick customers;” response 10 refers to “affirmative consent to the Company to deliver the Digital Asset,” but then notes the Digital Asset “is owned and controlled by them in a multi-signature wallet that they have control over;” page 43 states that the Company “did not have custody, control or ownership of the Digital Asset;” and page 51 states “At no time were the funds in the possession, custody, or control of the Company.”

RESPONSE:

In response to Staffs comments, please be advised that the Company has removed discussion regarding Bitquick in the Amendment since said immaterial revenue stream that was discontinued in 2021.

Financial Condition, page 70

17.	Please revise your disclosures to explain why the restricted cash held for customers does not equal the liability for cash held for customers as of March 31, 2022. In this regard, we note that the amounts were equal at December 31, 2021. As such, revise your disclosures to clarify if there were any changes in policies, processes or agreements regarding this restricted cash held for customers. In addition, disclose how the Company anticipates being able to generate or obtain the cash flows necessary to satisfy this shortfall in your liquidity and capital resources disclosures beginning on page 71.

United States Securities and Exchange Commission

November 13, 2023

RESPONSE:

In response to Staffs comments, we have updated financial disclosure of the Company in the Amendment. Regarding the request for the March 31, 2022 disclosure, this is due to the nature of the due to/due from the government of El Salvador related to Chivo Ecosystem and White-Label Services. As of March 31, 2022, the El Salvadoran government, even after adjusting for the cash that we held as a liability on their behalf, owed the Company funds related to Chivo Ecosystem and White-Label. Given this, we concluded that the cash that we had was no longer restricted.

This was settled in October 2022, with the pre-2022 SLA/MSA contracts being terminated and the amounts due to the customer and due from the customer being settled.

Liquidity and Capital Resources, page 71

18.	We note that the Company excludes current liabilities that are short-term obligations that can be re-negotiated or changed, in their definition of operational net working capital. We also note that the Company excludes amounts of $3.5 million advances for revenue contract, $807 thousand leased liabilities, $2.0 million long-term debt (current portion) and $59 thousand short-term debt as of March 31, 2022. Please explain why you believe it is appropriate to exclude these amounts in your definition and calculation and if the adjustments are based on hypothetical scenarios. Specifically, tell us how these amounts can be re-negotiated or changed under the contractual terms of each arrangement, without the incurrence of other additional costs and entering into new agreements, which have not yet occurred. In addition, tell us how you considered these adjustments to represent individually tailored accounting.

RESPONSE:

In response to Staffs comments, the Company has removed this disclosure. We have included a functional cash flow disclosure in this section in order to include the method in which management evaluates operational cash flow. The functional cash flow includes the purchase and sale of crypto assets, which are included in the investing section of the GAAP cash flow statements. Given the active sales market for these crypto assets and the nature of our business (sale of crypto assets), inclusion of the purchase and sale of crypto assets in functional operating cash flow provides users with a cash flow statement that better represents cash flow from our operating activities.

19.	We note your disclosure on page F-11 that the Company has accounts at financial institutions secured by the Federal Deposit Insurance Corporation (FDIC) and further, the Company has deposits in excess of the FDIC-insured limit. Please revise your disclosures to define the FDIC coverage and limitations for your customers, in the event of insolvency by the Company. In addition, quantify the amount of cash deposits in excess of the FDIC-insured limit.

RESPONSE:

In response to Staffs comments, the Company has revised the disclosure in the Amendment. We have added FDIC limit and the note about credit risk due to financial position of the bank institutions to cash and cash equivalent disclosures. The Company will disclose the amount of cash in excess of the FDIC insurance limit. Please note that cash held in the machines is not insured however cash that has been picked up by our licensed and insured cash logistics carriers is covered against losses subject to certain exclusions relating to activity by government agencies, which we have disclosed in our risk factors.

United States Securities and Exchange Commission

November 13, 2023

20.	We note that the average level of cash per ATM machine in the U.S. (i.e. 227 at March 31, 2022) was $4,236 during the quarter ended March 31, 2022 and that there were 227 ATM machines in the U.S. at March 31, 2022. We also note that the balance of cash and cash equivalents reported on the balance sheet at March 31, 2022 was $1.0 million. In light of these metrics, please revise your disclosures to discuss how the Company is able to finance and perform its daily operating activities and manage liquidity, while also maintaining the noted levels of cash in the ATM machines.

RESPONSE:

We actively manage our cash logistics, prioritizing and leveraging cash pick up based on proprietary operating algorithms and practices. We have established strong relationships with our logistics vendors to assist with this. Athena turns its cash from machine to deposit on average in nine days versus twice that for our competitors. This is a distinct competitive advantage for Athena which is disclosed in the S-1.

Please note that the average balance based on past operations recalculates to $4,236 per machine. We have confirmed and determined based on our experience and evaluation as our operations have scaled that our ATMs have a minimum liquidity need or balance of between $4-5,000 per machine in order to operate. The average includes cash that is in excess of this amount, which is withdrawn and used for operations. A disclosure in the MD&A Section; Liquidity and Capital Resources has been added.

21.	Please revise page 71 to define footnote 3 or remove it.

RESPONSE:

In response to Staffs comments, we have removed footnote 3.

Condensed Consolidated Balance Sheets, page F-2

22.	Please analyze for us how you determined to classify digital assets as noncurrent, including your consideration of ASC 210-10 and any other applicable guidance. In this regard, we note your response to comment 45 from your letter dated August 16, 2021.

RESPONSE:

In response to Staffs comments, please note that all crypto assets are classified as indefinite lived intangible assets which are long-term assets. This is consistent with the industry norms. This is due to the following primary reasons (which are sourced from KPMG’s Crypto Asset Guide);

Cash and Cash Equivalents: This is not met. A crypto asset (as defined) does not meet the definition of cash because it is not legal tender issued by a government. It also does not meet the definition of a cash equivalent because it has no maturity date at which it is readily convertible to a known amount of cash.

Financial Asset/Financial Instrument: This is not met. A crypto asset is not cash (see preceding row) and does not give the holder either (1) an ownership interest in another entity, or (2) a contractual right to receive cash or another financial asset or instrument.

Inventory: This is not met. A crypto asset is not a tangible asset, so does not meet the definition of inventory.

Intangible Asset: This is met. A crypto asset generally meets the definition of an intangible asset as an asset (other than a financial asset or goodwill) that lacks physical substance and meets the asset recognition criteria in FASB’s Conceptual Framework. [350-30-25- 4]

United States Securities and Exchange Commission

November 13, 2023

Condensed Consolidated Statement of Operations and Comprehensive Income (Unaudited), page F-4

23.	Considering the different reasons the Company uses crypto assets in their business, as indicated in the rollforward on page F-21, please explain to us the basis for your conclusion to classify impairment in cost of revenue including the authoritative literature on which you relied. In addition, considering the classification of impairment within cost of revenue, also explain to us the basis for classifying the recognized gains and losses on crypto assets used, as explained in your response to comment 18, within other income (expense).

RESPONSE:

In response to Staffs comments, please note that ASC 350-30-45-2 provides “The amortization expense and impairment losses for intangible assets shall be presented in income statement line items within continuing operations as deemed appropriate for each entity.” The authoritative guidance does not specify which line-item impairment loss should be recorded in, as long as it is included in Operating income (loss).

We have qualitatively assessed our crypto assets. In the absence of specific GAAP guidance for crypto assets, we have followed industry standard and classified crypto assets as intangibles. The way crypto assets are used in our operations, however, is closer to that of inventory. Accordingly, just like impairment of inventory, we reflect impairment of crypto assets as a cost of revenue.

The fair value adjustment on crypto asset borrowing derivative that is included in non-operating income is not based on crypto assets held but rather on our liability. This is not part of revenue but rather part of a derivative embedded within a financing arrangement. As such, this is appropriately included as other income (expense) and not part of cost of revenue. This has been disclosed in Note 1 and Note 10 of the consolidated financial statements.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-9

24.	We note in your interim financial statement revenue recognition accounting policy note on page F-11 that you cross-reference to disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operation. We note that Securities Act Rule 411 only permits such cross-references in financial statements in limited circumstances. Please clarify for us why you believe you meet these limited circumstances. To the extent you do not meet these circumstances, please remove the cross-reference and revise the footnote to include a clear, complete and succinct description, separately identifiable to each source of revenue described in Note 3, of your revenue recognition accounting policies.

RESPONSE:

In response to Staffs comments, we have removed cross-references noted above.

United States Securities and Exchange Commission

November 13, 2023

Expenses Paid in Crypto Assets, page F-13

25.	We note your response to comment 18. Please address the following items:

•	clarify in your disclosure whether the invoice specifies the settlement amount as a fixed amount of crypto assets or a fixed amount of USD;
•	provide us with an accounting analysis explaining your consideration of whether there is an embedded derivative in the scope of ASC 815-15 in the payment terms of these arrangements;
•	quantify in your disclosure the gross gains and gross losses, if any, from invoice settlement recognized during the reporting periods presented;
•	tell us whether a loss is recognized upon settlement of the invoice and, if so, how it is determined. For example, the journal entries in the response appear to indicate that the settlement amount exceeds the carrying value and a loss is recognized. Tell us whether the loss, in this example, represents an impairment loss due to fair value of the crypto asset transferred being less than the carrying value; and
•	we note your disclosures on pages F-13 and F-14 include accounting analysis and scoping considerations detailed in your prior response to comment 18, however, the financial statements should include a description of the material terms of your arrangements and your accounting policies. Revise accordingly.

RESPONSE:

In response to Staffs comments, our responses to the above comments are as follows;

(a)	The invoices specify the settlement amount in USD. We have updated our disclosure to reflect this.

(b)	There is no embedded derivative. See our analysis below.

Under ASC 815-15, an embedded derivative is a component of a hybrid financial instrument that embodies an option-like characteristic, such as a conversion feature, a put or call option, or a contingent settlement provision. In assessing whether there is an embedded derivative, we examined the characteristics of the transaction.

The nature of these transactions are regular business expenses that are necessary for the ordinary course of the Company's operation. The amount owed as a result of entering into this transaction is known when incurred and does not change subsequent to entering the transaction, as the amount due is denominated in a fixed USD amount. While these transactions are occasionally paid and settled with a crypto asset (typically Bitcoin), the settlement amount is based on the fixed USD amount due. Utilizing active and widely available market prices as of the settlement date, the Company will remit the crypto assets to the vendor which has a market price equal to the fixed USD amount that is due. This results in a gain or loss on settlement of the crypto asset when there is a difference between the carrying value of the crypto asset held and the amount owed in USD.

To determine if there is an embedded derivative, we evaluated the settlement provisions related to cryptocurrency. The payment terms are fixed and are denominated in USD. There are no payment terms that encompass elements such as conversion options, variable settlement features, or alternative settlement provisions contingent upon future events or market price fluctuations that could potentially give rise to embedded derivatives.

(c)	Gains and loss in settlement are included in Cost of Sales in the Consolidated Statement of Operations and Comprehensive Loss. We will disclose this amount for the applicable periods. Refer to (d) below for more information.

United States Securities and Exchange Commission

November 13, 2023

(d)	The loss/gain is determined by comparing the carrying value of the crypto asset utilized and the amount owed in USD as of the day that we remit the crypto asset to the vendor. We concur that if there is a loss, this represents impairment of the crypto asset and thus we have included it in Cost of Revenue to be consistent with other impairment.

We would like to reiterate that the amount of loss related to this paying for expenses in crypto assets is not material. For example, the amount of loss for the six months ended June 30, 2023 is $2,000. The Company, when it utilizes crypto assets for these purchases, has typically only had control of the crypto asset for less than a week, resulting in minimal crypto asset fluctuations.

We have added in language in our financial statements to reflect the material terms and our accounting policies related to this. Refer to Note 1 in the Consolidated Financial Statements.

Recently Adopted Accounting Pronouncements, page F-17

26.	To help us further evaluate response 12 and your adoption of SAB 121, please clarify what you mean by the statement “Our financial statements reflected this interpretation of SAB 121 and Topic 5:FF, because we included Bitcoin held for delivery to BitQuick users as an asset and a corresponding current liability, both marked to market.” For example, explain if your historical accounting reflects marking both the asset and liability to fair value through the statement of comprehensive income each reporting period. If so, then tell us what was your basis for such accounting and how it reconciles to your accounting policy to account to account for digital assets as indefinite-lived intangible assets recorded at cost less impairment. Further, provide us with the supporting analysis you did to conclude that the Bitcoin in your BitQuick service was required to be recognized by the Company under U.S. GAAP as an asset.

RESPONSE:

In response to Staffs comments, we have removed the disclosure and reference to Bitquick given its immateriality.

27.	As a follow-up to response 12, please revise your presentation to identify the liabilities and assets recognized as a result of the application of SAB 121 as a safeguarding liability and a safeguarding asset; to present them separate from digital assets held; and to disclose your accounting policy for them. Please also identify for us where you make each of the disclosures required by SAB 121.

RESPONSE:

In response to Staffs comments, please note that the Company safeguards crypto assets for the discontinued and immaterial Bitquick revenue stream. Given the liability, we do not believe that additional disclosures with respect to crypto safeguarding is material.

The Company safeguards cash that is in the ATMs, which we record as part of restricted cash and cash held for customers.

United States Securities and Exchange Commission

November 13, 2023

28.	As a follow-up to response 12, please analyze for us the applicability of SAB 121 to the Chivo Ecosystem. In this regard, the disclosure on page 6 appears to indicate the Chivo Ecosystem is a Bitcoin platform maintained by the Company that stores USD and Bitcoin balances.

RESPONSE:

In response to Staffs comments, please note that the Company safeguards cash that is in the ATMs, which we record as part of restricted cash and cash held for customers. This is disclosed in the financial statements. The Company does not safeguard the crypto assets that are a part of the Chivo ecosystem, as the title of the wallet and risk of loss remains with the government of El Salvador.

Note 5. Crypto Assets Held, page F-20

29.	Your accounting policy for Crypto Assets Held states, “Accordingly, any decrease in their fair values below our carrying values for such assets at any time subsequent to their acquisition will require us to recognize impairment charges.” However, both your response to comment 10, from your letter dated December 3, 2021, in which you state that the Company “evaluates the carrying value of its crypto assets at the end of each month” for impairment and your accounting policy for Digital Intangible Assets, which includes the phrase “which is measured using the quoted price of the crypto asset at the time its fair value is being measured” appear to illustrate an accounting convention that does not recognize impairment losses in all such circumstances described in your Crypto Asset Held accounting policy. We are unable to reconcile you’re apparent accounting convention to ASC 350-30-35-19. Please reconsider the need to revise the accounting policy described under Digital Intangible Assets to comply with this guidance.

RESPONSE:

In response to Staffs comments, we have updated the disclosure in the Amendment to remove the digital asset disclosure (and references to digital assets) and refer to them strictly as crypto assets. Please note that we subject our crypto assets held to impairment testing based on fair value, ultimately the cost of the crypto assets that are sold (acquisition cost) and impairment both flow through Cost of Revenues.

We have also updated the disclosure in the Amendment to clarify our accounting policy.

Notes to Audited Condensed Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

Segment Reporting, page F-48

30.	Given the significance and importance of the operations in El Salvador based on the disclosures in the registration statement as well as on the financial statements, please revise to provide segment information in accordance with ASC 280-10-50-41 and 42.

RESPONSE:

In response to Staffs comments, please refer to Note 3 and Note 6 of the Audited Financial Statements, which include geographic information for El Salvador.

United States Securities and Exchange Commission

November 13, 2023

Note 18. SAFT, page F-61

31.	Please revise Note 18 to describe the material terms of the SAFTs and your accounting policy for them. Please further revise Note 18 to describe the material terms of the conversion, including whether such conversion occurred pursuant to the original terms of the SAFT. Please provide to us supporting analysis with citation to authoritative literature.

RESPONSE:

In response to Staffs comments, we respectfully believe that SAFTs disclosures are not required at this time, given the age of the activity and no relevance to the relevant reporting periods for the Amendment.

Item 16. Exhibits and Financial Statement Schedules

Exhibit 23.1, page II-5

32.	The accountants' consent references Form S-1 Amendment 2 when the consent should address Form S-1 Amendment 3. Please revise accordingly.

RESPONSE:

In response to Staffs comment, the correct consent has been included in the Amendment.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Robert S. Matlin at (212) 536-4085 or Iwona Alami at (949) 760-6880.

Very truly yours,

By:	/s/ Matias Goldenhorn
Chief Executive Officer

cc: Robert S. Matlin, Esq.

cc: Iwona Alami, Esq.